Exhibit 2

Transactions in the Shares Since the Filing of Amendment No. 19

Shares of Common Stock Purchased/Sold	Price per Share ($)[1]	Date of Purchase/Sale
4,089,824	4.61[2]	3/5/2025
4,149,559	4.31[3]	3/6/2025

1 The prices reported in this column for sales of shares are weighted average prices. The Reporting Person undertakes to provide the Issuer and any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price such shares were sold.

2 These shares were sold in multiple transactions at prices ranging from $4.45 to $4.80, inclusive.

3 These shares were sold in multiple transactions at prices ranging from $4.10 to $4.54, inclusive.